Pure-Light Technologies

Technology Retail Clean Tech Automotive Product

Pure-Light has invented a new type of LED Bulb-- Makes all other bulbs Obsolete!

PURE-LIGHT.COM RIGBY IDAHO



PURE-LIGHT
Super-Oxygen Technology



This Revolutionary Super-Oxygen Technology will affect the way every person on earth will work, play, and live...making the world a Better, Safer place. The people behind Pure-Light have been working on this technology for almost 10 years...a technology that not only solve problems that no other products can solve, but it can help improve our... more

Roger K Young Founder & CEO @ Pure-Light Technologies

Why you may want to support us...

1. A *NEW* TYPE OF LED LIGHT BULB using the new PLT Super-Oxygen Tech. It will have a global impact.
2. PLT bulbs perform 7 "functions" beyond just lighting a room. Acts like a $1000 air purification system
3. So good--PLT has over 7,000 satisfied customers & $1.3 million in sales-mostly through word-of-mouth
4. +Independent lab tests that show the PLT bulbs & coatings kill over 99% of Salmonella, E-Coli, MRSA.
5. Safe for Animals, Humans, helps make plants grow faster & better. Does not use/make Ozone or UV.
6. PLT has applied for a patent for an Anti-smog Muffler expected to reduce car emissions by 50%-80%.
7. PLT has 4 patents applied for, plus intends to apply for another 20+ patents over the next year.
8. Huge potential upside with possible annual markets of over $300+ billion for it's products/services

Why investors ❤ us

WE'VE RAISED $333,000 SINCE OUR FOUNDING



Pure-Light Technologies was first introduced to me via a co-worker from a radio ad. When the Pandemic hit I started to research innovative technologies that could mitigate the spread of the virus. I remembered Pure-Light Technologies and starting reading up on research articles that demonstrated how TiO2 material when exposed to certain light sources would inactivate viruses, bacteria and food-borne pathogens. I immediately purchased a few Pure-Light TiO2 nano-coated bulbs and quickly realized their effectiveness in addressing a multitude of odors in my house, another benefit the research has indicated. The next step was logical - somehow become involved with this cutting-

... *read more*

Michael Albanese Owner - Clean Air Solutions, LLC

LEAD INVESTOR | INVESTING $25,000 THIS ROUND & $50,000 PREVIOUSLY



His solar company has treated me very well in all our dealings

Eulon F. Purvis Jr.



Pure-Light is a company with brilliant□□□and innovative inventions that are revolutionizing the way we all live and work and enhancing our quality of life at the same time. CEO Roger Young is the heart of the company and cares deeply about all people and their wellbeing. I believe Pure-Light and it's CEO are the ones to partner with as they continue to have a laser focus on future needs and trends. I'm all in!

Amedee Friestedt

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Roger K Young

Founder & CEO

A successful entrepreneur, author, lecturer. With Pure-Light Technologies becoming his crowning business which has met with much commercial success to date with a tremendous future that could literally help make the world a better, safer place.



Bill Huston

Social Media and Digital Marketing Director

In 2014 Bill was recognized by Inc Magazine as a top 19 global crowdfunding expert.



Peter Hayes

Public Relations and Marketing Director

Peter is an accomplished Public Relations consultant that has gotten earned media for his clients over 500 during his 40-year career.



Jean K Kraus

Commercial Sales Director

Jean Kraus has worked with Roger Young as a Business Partner since 2011. She has been instrumental in bringing Pure-Light Technologies, Inc. to its present embodiment. Prior to that, she worked as his Customer Service Manager 2003-2011.

in



Kendall Crowe

Customer Relations Director

Have worked customer service for 12 years. From customer retention, customer relations, Quality Assurance, to working closely with Directv's Office of the President. I ensure great, quality service for every type of customer.



Dennis Green

General Council

President of Arthur Rutenberg Homes in Northwest Florida; prosecutor in Houston, TX, the, Deputy Sheriff in Escambia County, FL.



Jon Miller

CFO

Certified Public Accountant and is the Managing Member of Private Tax Solutions, a cloud accounting firm with US and International clients.

In the news


LIVE NEWS

Pure-Light Technologies Infomercial

Quick description of just what it is Pure-Light Technologies is about, cleaning indoor air to help you breathe easy. For more information on the science behi...

November 20, 2018 @ youtube.com

Downloads

- The Science How Pure-Light Works v2 1 .pdf
- the Pure-light story show 1 .ppsx
- EMSL study 2... print version.pdf
- EMSL study 1.pdf
- Barley Sprout Mold Test Paper 11 17.pdf
- Pure-Light Use of Funds - Sheet1.pdf

Patent Pending Super-Oxygen Technology is a Quantum Leap in Air & Surface Purification for the LED Lighting Market!


PÜRE-LIGHT
The Pure-Light Story
Introducing
Super-Oxygen®
A Revolutionary New Technology!
(That has been in use for millions of years by Mother Nature!!)
PÜRE-LIGHT

...


THE PURE-LIGHT® TECHNOLOGY STORY
The Pure-Light® Super-Oxygen® Technology
is made by
Titanim Dioxide
SO...WHAT IS
Titanium Dioxide (TiO2)?
PÜRE-LIGHT

....

The Pure-Light Story

We use our Patent-Pending TiO2 Technology in a wide variety of applications:

- **Light bulbs–**



- **Surface Coatings–**



PÜRE-LIGHT

...

The Pure-Light Story

Independent Lab Tests are...INCREDIBLE!!

The Independent Lab Tests of the formulas by the largest lab in the U.S. indicated that the Pure-Light® Super-Oxygen® formulas worked even better than expected.

Eradicating the top 3 problem diseases in the US...Salmonella, E-Coli, MRSA... in a matter of hours.

PÜRE-LIGHT

PÜRE-LIGHT

- Pure-Light Technologies LED light bulbs perform 7 "functions" beyond just lighting a room. Acts like a $1000 air purification system
- Independent lab tests that show the PLT bulbs & coatings kill over 99% of Salmonella, E-Coli, MRSA.
- The global **LED lighting market size** was valued at USD 54.00 billion in 2019 and is projected to expand at a compound annual growth rate (CAGR) of 13.4% from 2020 to 2027.
- PLT has over 7,000 satisfied customers & $1.3 million in sales-mostly through word-of-mouth

Anti-Bacterial + Anti-Viral + Anti-Odor + Anti-Mold + Anti-Allergen + Anti-Pollution

PÜRE-LIGHT

Investor Q&A

– COLLAPSE ALL

What does your company do?

We currently manufacture and coat special LED light bulbs with our proprietary patent pending Super-Oxygen technology coating, creating essentially a new type of LED light bulbs. These light bulbs, when turned on, greatly reduce pathogens in the environment such as bacteria and viruses. They also greatly reduce mold, mold odor, tobacco smoke, and pet odor. Our light bulbs neutralize the harmful effects in the environment of chemicals and pesticides such as carbon monoxide and formaldehyde.

Where will your company be in 5 years?

We hope that the Pure-Light brand will be a global leader in the LED light bulb, industrial coating, and muffler markets. With our expected new patents and additional funding, we hope for exponential growth in sales including licensing our technology to major manufacturers and distributors. Our exit strategy is to be acquired by a major company or to do an IPO which would be highly advantageous to early investors. These projections cannot be guaranteed.

Why did you choose this idea?

This Revolutionary Super-Oxygen Technology will affect the way every person on earth will work, play, and live...making the world a Better, Safer place. The people behind Pure-Light have been working on this technology for almost 10 years...a technology that not only solve problems that no other products can solve, but it can help improve our lives, and even possibly even help save lives...while at the same time help clean and refresh the planet. It could be touted as THE GREATEST ENVIRONMENTAL PRODUCT/TECHNOLOGY THE WORLD HAS SEEN IN 100 YEARS!

How far along are you? What's your biggest obstacle?

Pure-Light Technologies has over 7,000 customers with $1.3 million in sales. We recently applied for 4 new patents that will lead to dozens of new consumer and commercial products that could grow the brand and revenues exponentially. These sales were accomplished without a highly developed marketing and promotional strategy which we have now developed.

The biggest obstacle to future growth is a lack of capital to invest in production and marketing.

Who competes with you? What do you understand that they don't?

Pure-Light Technologies has no direct competition in the LED light bulb or Anti-Smog Electric Muffler industries. Some companies sell odor masking sprays, high-intensity UV light devices, and chemical-based disinfectants that are not environmentally safe.

Pure-Light Technologies has taken a very expensive technology that has been used in the International Space Station for over 20 years, improved it, and made it affordable and easy to use over the long-term in any home, office, or factory.

How will you make money?

The Pure-Light Super Oxygen technology will be applied to dozens of products that can be produced and distributed by Pure-Light Technologies or licensed to other companies.

Our cost of goods is currently around 20% and as we expand production that will reduce the price per unit leading to increased profit margins.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

The biggest risk is that we aren't able to increase marketing to QUICKLY grow the brand and increase sales. We have over 7,000 customers and many repeat customers and the company is currently profitable.

The biggest risk to our company would be to remain a small profitable company and not experience the exponential growth that is well within our potential.

Raising the additional capital to increase the sales, marketing, and production capacity in order to drive and support our future growth.

What are your growth strategies for achieving increased light bulb sales and profitability in 2020/2021?

We are growing our light bulbs sales by growing our sales and marketing team and marketing budget for both residential and commercial sales.

We are currently negotiating commercial agreements with large commercial contractors, construction developers, and government contractors.

We are also currently expanding our capabilities to sell our products into the big box retail stores where 80% of retail light bulbs sales are made.

How will the new products developed through the new patents increase sales and profitability for Pure-Light Technologies in the future?

Our new proprietary patent pending formula for the surface coating will be used on counter tops, tiles, and walls in residential and commercial buildings. This is a huge potential profit center as we will be cost-effectively disinfecting hospitals, airports, warehouses, schools, colleges, factories, office buildings, military, and government facilities. Our coating will only have to be applied once every 3-5 years and cleaning the coated surfaces will not require using harmful/toxic chemicals. These two benefits will substantially reduce costs and will be a great selling point for us.

Additionally, our new patent pending application for the first-ever ANTI-SMOG ELECTRIC MUFFLER using our patent pending Super-Oxygen technology is expected to reduce harmful emissions by up to 50% or more. The potential for this product is enormous. According to Zion Market Research, the global muffler market will reach $6.41 billion by 2022. Due to global warming concerns, almost every nation on earth will be requiring reduced emissions from automobiles that will immensely enhance our sales.